As filed with the Securities and Exchange Commission on File No.

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                               DOME HOLDING CORP.
                 (Name of small business issuer in its charter)

           Oklahoma
  (State or other jurisdiction of                       (I.R.S. Employer
   incorporation or organization)                     Identification Number)

                             3928 S. Sheridan Road
                                 Tulsa Oklahoma
          (Address and Telephone Number of principal executive offices)

                                Thomas G. Watson
                             3928 S. Sheridan Road
                                 Tulsa Oklahoma
             (Name, address and phone number for agent for service)

                                   Copies to:
                             Michael S. Krome, Esq.
                                  8 Teak Court
                           Lake Grove, New York, 11755
                                 (631) 737-8381
                              (631) 737-8382 (fax)

        Securities to be registered under Section 12(b) of the Act: none

           Securities to be registered under Section 12(g) of the Act:

                      Common Stock, $. par value per share

                                Table of Contents

Part I

      Item  1. Description of Business

      Item  2. Plan of Operation

      Item  3. Description of Property

      Item  4. Security Ownership of Certain Beneficial Owners and Management

      Item  5. Directors and Executive Officers, Promoters and Control Persons

      Item  6. Executive Compensation

      Item  7. Certain Relationships and Related Transactions

      Item  8. Description of Securities

Part II

      Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholders Matters

      Item  2. Legal Proceedings

      Item  3. Changes in and Disagreements with Accountants

      Item  4. Recent Sales of Unregistered Securities

      Item  5. Indemnification of Directors and Officers

Part Financial Statements

Part III

      Item  1. Index to Exhibits

      Item  2, Description of Exhibits

                                       2
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                                     PART I

Item  1 DESCRIPTION OF BUSINESS

Forward-Looking Statements

         This Form 10-SB contains "forward-looking" statements that involve risks and uncertainties. Forward-looking statements that include statements about future business plans and strategies, and most other statements those are not historical in nature. Because forward-looking statements involve risks and uncertainties, there are factors, including those discussed below, that could cause actual results to be materially different from any future results, performance or achievements expressed or implied. Accordingly, readers should not place undue reliance on forward-looking statements. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

General

DOME HOLDING CORP. the ("Company") is filing this Form 10-SB on a voluntary basis in order to make the company's financial information equally available to all parties, including potential investors, and to meet certain listing requirements for publicly traded securities.

History of the Company

The Company was incorporated in 1990, in Oklahoma, as a holding Company for oil and/or gas leases. The Company's current offices are located at 3928 S. Sheridan Road, Tulsa Oklahoma.

Item  2: Plan of Operation

The Company was incorporated in 1990, in Oklahoma, as a holding Company for oil and/or gas leases. The Company's current offices are located at 3928 S. Sheridan Road, Tulsa Oklahoma.

Over the past 14 years the Company has held various oil and gas leases and royalties for which it received payments. When production was established on those leases, the mineral rights held by the corporation were turned over to the investors according to the agreements then in place. The Company has no assets or liabilities from those previous transactions.

Under its revised business plan, management has been concentrating on the acquisition of operating companies through the use of shares of its common stock. In furtherance of this acquisition strategy, management is concentrating on positioning the Company as a publicly traded company in order to establish a means of valuing the Company's shares for use in future acquisitions.

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

The Company's initial focus is on purchasing oil and/or gas producing companies. The Company's management knows of many small to midsize producers desirous of cashing out of their leases but have no feasible way of doing so. The Company believes its acquisition strategy creates a means to make that happen.

As of the date hereof, the Company has acquired 100% of Sunnex Corp. in a stock-for-stock. Exchange. Sunnex is a small start-up company with operating leases in Oklahoma, which are discussed below.

Although, due principally to the Company's existing operations and management's current expertise, the oil and gas industry has been identified as the Company's initial target market. Management does not plan to limit the Company's potential acquisitions to that one area. The Company will be searching for any and all profitable businesses it can purchase with the use of its stock. Management plans to review and evaluate any potential acquisition candidates that are presented to it provided that such candidates in fields other than oil and gas have an established, qualified management team.

Whenever possible the Company will leave current management in place in the businesses it acquires. If current management wishes to leave, the Company will promote individuals from within those companies to fill any vacancies that are created.

SERVICES

Management believes that the Company will be providing a useful and needed service to small and midsize oil and/or gas producers by showing them a way of cashing out of their existing leases. The Company believes that it can offer a fair price for these leases by offering to purchase them for stock. For example, the Company can pay the full purchase price in shares of its stock upon acquisition and, through future adjustments based upon trading prices of such shares, guarantee the seller his full purchase price when the securities become fully tradable 12 to 24 months later. Where management of target companies wanted to simply cash out, they would have to take a large reduction in the actual value of their future production in order to sell their companies. Management believes that the Company will be able to utilize a variation of this formula in virtually all other types of businesses the Company may purchase.

The Company believes this acquisition strategy is well suited in other industries and businesses that are typified by the presence of a large number of small companies with adequate markets. By identifying industries that are ready for this type of "roll-up" program, management believes that it can develop profitability through the combination of compatible companies both through the expansion of markets for each participant as well as through the combination of administrative functions in order to reduce overhead in each component company.

                                       4
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PRODUCTS

At this time the Company is not selling any products. Sunnex has in the past sold its gas production to Duke Energy. The Company will continue to sell to Scissor Tail Energy if and when production becomes available on the existing leases. As is typical in the industry, when oil is produced the highest bidder will purchase the production. Management believes that a number of suitable purchasers of crude oil production exist in the region where it currently operates.

 INDUSTRY  ANALYSIS

The marketplace has gone through many cycles of expansion and contraction. Today, management believes that we are entering a new cycle of contractions. Companies, in all types of businesses, are buying each other, joining forces or are creating working relationships with synergistic companies. Particularly in industries typified by the presence of a large number small companies sharing a diverse market, management believes that a "roll-up" strategy, where a number of small, compatible companies are combined to create a larger, more efficient player in a particular industry, will be a profitable means of operation. In this fashion, market share is increased and overlapping or duplicative administrative functions can be eliminated or combined at a lower cost thereby reducing operating expenses and, hopefully, increasing profitability. Additionally, this strategy often leads to increased productivity since new, compatible products can often be introduced into new markets.

ExxonMobile, Time Warner, MCI WorldCom, Daimler Chrysler, you could go on for pages with all the mergers, acquisitions and working partnerships formed over just the past few years. Companies are trying to decrease the costs associated with the repetition of employees, across company lines. By merging they can have more production with less expense.

The population is also aging. Baby boomers worldwide are reaching retirement age at an alarming rate. Many of their children, aren't interested in following in their footsteps in business, much as they weren't in following in their parents. Therefore there are many businesses for sale. With interest rates low and stable worldwide, sellers are going to be able to ask more for their businesses because of the price of money. Buyers will be less willing and likely to pay the inflated prices. As previously described, the Company believes it has the ability to bridge that gap and purchase those companies of a win-win situation.

The oil and gas industry is experiencing a boom because of the price of those commodities today. All the major companies are spending billions of dollars on exploration and many small producers are pushing the limits of their production to capitalize on today's market. With their higher production and the higher prices they're getting, it makes their business worth more money. Again that should benefit the Company because many prospective buyers are not going to be willing to pay those higher prices and are sitting on the sidelines waiting for the boom to end, and because of the reputation of the oil business from the boom years, with all the fraudulent deals, it's difficult to raise money for oil deals. The Company can guarantee the investors a return on their investment through the stock. Both of those reasons will benefit the Company and allow it to pay a premium for a good solid business it can expand and profit from.

                                       5
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Market Overview

The marketable products available from the Company's current operations, at least for the immediate future, are oil and gas. The Company already has a marketing strategy for the sale of those commodities as discussed above.

In the Tulsa Oklahoma area the main gas purchaser is Scissor Tail Energy LLC. (Scissor) who recently purchased Duke Energy Co. There is a Scissor pipeline running across the Sunnex property, Duke has in the past and Scissor Tail will in the future continue to purchase all the gas produced by Sunnex on all its' leases in that area. When the Company expands into other areas of the country additional purchasers will need to be located, but again in most areas the competition to purchase natural gas is sparse and the companies acquired by Dome will already have distribution channels in place.

The sale of oil on the other hand is a lot more competitive. There are many more companies interested in bidding on new production. An astute seller can actually get the purchasers to pay a premium over the quoted price for oil. Our management has received many premium payments over the years and assumes it will be able to continue to do so in the future.

Initially, management believes that Sun Company (Sunoco), will be purchasing the oil from Sunnex Corp. As production grows Sunnex will field offers from several other sources. Due to the availability of a number of purchasers in the area where Sunnex operates management believes it will be able to secure a ready market for its crude oil production.

Management believes that its acquisition strategy will provide an advantage over new, start-up companies in any field where it makes acquisitions since, when it purchases a business all of the aspects of that business are already in place. There will be no need for figuring out markets and try to find retail outlets for their products. They will already be in place. Dome will, where necessary, bring in a team of experts in that particular field, to expand the companies it acquires. However, one criteria established by management will remain that the businesses acquired need to be self-sufficient when they are acquired, even if not already profitable.

The Company will also market itself across the World Wide Web. It will advertise to purchase companies in all types of industries. The Company already has existing relationships with several talented computer and Internet oriented individuals.

Company Operations and  Capital Resources

                                       6
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The Company's President, Mr. Watson conducts the day to day operations. He is assisted, when needed by the Executive Vice-President, Mr. Francella. When a property or business is located a qualified and respected team of geologists, engineers and others will guide the Company. Together they will locate possible acquisitions and negotiate the terms of the purchase agreements.

SUNNEX CORPORATION, has already been acquired by Dome. Sunnex is set up as a wholly owned subsidiary, and will be operated by Neodyne Drilling Corp. (Neodyne), Neodyne will be the operating company for Sunnex and also for Dome.

The Company's current operations originated through the acquisition of Sunnex Corp., (SUNNEX), a wholly owned subsidiary, which had 560 acres under lease. The leased properties contain 9 existing wells, none of which were producing when Sunnex acquired the leases. Sunnex, with the capital from a joint venture partner, brought one well into production (the Judge N-1) and had begun to rework 2 more wells (the McNutt D-6 & D-7). Originally, Sunnex had planned to rework 1 or 2 additional wells, recertify a state-approved disposal well and drilling 3 new offset wells.

However, Sunnex sold the McNutt Lease, which includes all the wells mentioned above at the end of 2002. Sunnex did, however, retain the deep rights on the entire lease. Deep rights being any formation below the Dutcher formation. Sunnex also holds the lease on the adjacent property, Section 16. There is 1 producing well on that property. The well produces a minimal amount of gas that Sunnex has agreed to allow the owners of the lease, who live on the property, to use in their home in lieu of lease payments. There is at least one additional well on the property. That well produced oil back in the depression era days but has been capped. Sunnex intends to locate that well and determine whether it can be reopened or will raise capital to offset it. The well supposedly produced between 30 and 40 barrels of oil per day when it last produced oil.

Once a company is located, the Company's engineers and geologists, (see appendix), will review the lease for current and future production. Once a determination is made as to the quality and longevity of the lease, the Company will negotiate a fair price for the business and the Company. The Company believes that it's staff excels is this area.

The Company will acquire 100% of the companies it intends to purchase, and set them up to operate as wholly owned subsidiaries of Dome. The Company will let the current lessee continue to operate the lease for the Company for a period of between 1 and 2 years depending on the desire of the operator.

The Company will discuss with the management team of the acquired company the possibilities of expansion of their leases based on the reports of its' experts.

Once the operator vacates the subsidiary, the Company will turn the production over to Neodyne and its' team of engineers and geologists for continued operation and expansion.

The Company will continue to expand through acquisitions and expansions of acquisitions.

Once the Company has established a public market for its' stock, it will attempt to raise capital through the use of private and public offerings. Capital will be used to fund expansions as well as every day corporate expenses.

                                       7
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Competition

There are many companies whose business is acquiring oil and/or gas leases or who look to acquire small companies in other industries through the use of their stock. Most of them are large companies looking to purchase large quantities of production or large companies. Several smaller companies are looking to purchase the same size companies as is Dome. These include Barrett Resources & Development Co., KCS Energy, Mitchell Energy, Contango Oil & Gas Co., Belco Oil & Gas Corp. and Tengasco. These Companies, and probably many other, smaller companies, are in the business of oil and gas exploration, development, and acquisitions. They are all targeting specific geographic areas that are believed by management to be different from Dome's at this time. Although Dome will cross into their regional areas at some time in the future and they might cross into Dome's, the Company believes that by then it will be large enough to compete on a level playing field with those companies.

Competition for the purchase of the companies that Dome is interested in acquiring will be minimal. There are always people and companies interested in purchasing some ones production, but they always want to purchase that production at a discount to the market. Dome will have the ability to purchase the companies buy paying, and guaranteeing, market price. The Company feels that this is a major advantage over the competition.

Competition will vary when Dome purchases other businesses in other industries, but those will be discussed when applicable.

Environmental Matters

The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.


                                       8
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Risk Factors

Oil And Natural Gas Investments Are Highly Risky
            The selection of prospects for oil and natural gas drilling, the drilling, ownership and operation of oil and natural gas wells, and the ownership of non-operating interests in oil and natural gas properties, are highly speculative. Management cannot predict whether any prospect will produce oil or natural gas or commercial quantities of oil or natural gas. Drilling activities may be unprofitable, not only from non-productive wells, but from wells that do not produce oil or natural gas in sufficient quantities or quality to return a profit. Delays and added expenses may also be caused by poor weather conditions affecting, among other things, the ability to lay pipelines. In addition, groundwater, various clays, lack of porosity, and permeability may hinder, restrict or even make production impractical or impossible. The Company may drill exploratory wells. Drilling exploratory wells involves greater risks of dry holes and loss of the partners' investment than the drilling of developmental wells. Drilling developmental wells generally involves less risk of dry holes but developmental acreage is more expensive and subject to greater royalties and other burdens on production.

            The Company May Be Required To Pay Delay Rentals To Hold Properties And These Payments May Deplete Company Capital Oil and gas leases generally require that the property must be drilled upon by a certain date or additional funds known as delay rentals must be paid to keep the lease in effect. Delay rentals must typically be paid within a year of the entry into the lease, if no production or drilling activity has commenced. If delay rentals become due on any property the Company acquires, the Company will have to pay its share of such delay rentals or lose its lease on the property. These delay rentals could equal or exceed the cost of the property. Further, payment of these delay rentals could seriously deplete the Company's capital available to fund drilling activities when they do commence.

Prices Of Oil And Natural Gas Are Unstable
            Global economic conditions, political conditions, and energy conservation have created unstable prices for oil and natural gas. Oil and natural gas prices may fluctuate significantly in response to minor changes in supply, demand, market uncertainty, political conditions in oil-producing countries, activities of oil-producing countries to limit production, global economic conditions, weather conditions and other factors that are beyond our control. The prices for domestic oil and natural gas production have varied substantially over time and may in the future decline, which would adversely affect the Company. Prices for oil and natural gas have been and are likely to remain extremely unstable.

Competition, Market Conditions And Government Regulation May Adversely effect the Company
             A large number of companies and individuals engage in drilling for oil and natural gas. As a result, there is intense competition for the most desirable prospects. The sale of any oil or natural gas found and produced by the Company will be affected by fluctuating market conditions and regulations, including environmental standards, set by state and federal agencies. From time-to-time, a surplus of oil and natural gas occurs in areas of the United States. The effect of a surplus may be to reduce the price the Company may receive for their oil or gas production, or to reduce the amount of oil or natural gas that the Company may produce and sell.

                                       9
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Environmental Hazards And Liabilities May Adversely Effect The Company
            There are numerous natural hazards involved in the drilling of oil and natural gas wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third parties, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. Uninsured liabilities would reduce the funds available to the Company and may result in the loss of Company properties. Although the Company plans to maintain insurance coverage in amounts deemed appropriate, it is possible that insurance coverage may be insufficient. In that event, Company assets would be utilized to pay personal injury and property damage claims and the costs of controlling blowouts or replacing destroyed equipment rather than for additional drilling activities.

The Company May Incur Liability For Liens Against Its subcontractors
            Although management will endeavor to ascertain the financial condition of nonaffiliated subcontractors, if subcontractors fail to timely pay for materials and services, the properties of the Company could be subject to materialmen's and workmen's liens. In that event, the Company could incur excess costs in discharging such liens.

Shut-In Wells And Delays In Production May Adversely Effect Company operations
            Production from wells drilled in areas remote from marketing facilities may be delayed until sufficient reserves are established to justify construction of necessary pipelines and production facilities. In addition, production from wells may be reduced or delayed due to marketing demands that tend to be seasonal. Wells drilled by the Company may have access to only one potential market. Local conditions, including closing businesses, conservation, shifting population, pipeline maximum operating pressure constraints, and development of local oversupply or deliverability problems could halt sales from Company wells.

The Production And Producing Life Of Company Wells Is Uncertain. Production Will Decline
            The Company cannot predict the life and production of any well. The actual lives could differ from those anticipated. Sufficient oil or natural gas may not be produced to generate Company profit. Moreover, production from the Company's oil and natural gas wells, if any, will decline over time, and does not indicate any consistent level of future production. This production decline may be rapid and irregular when compared to a well's initial production.

Competition
         As discussed previously, the Company feels competition in the start-up phase of its operations will be minimal, but once the Company becomes publicly traded and informing the public about its plan of operations companies in the same type of business may attempt to compete more directly and extensively. As the Company becomes more and more successful the number and size of those competing companies will probably increase. The Company feels that by the time other companies have taken notice if it, it will be large enough to compete.

                                       10
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The Company's current management feels their teams of consultants are sufficient to handle the current plans of expansion. Once the Company becomes interested in a business in which it has no expertise, it will find qualified individuals to help it evaluate the business and opportunity.

The Company Will Need  Capital
         Although management's acquisition plan is centered around stock-for-stock transactions, the Company will need capital for its operating needs, as well as the potential needs of any acquired company. The Company currently has no bank borrowings or credit facilities, and there can be no assurance that the Company will be able to arrange any such debt financing or that such financing, if available, will be on terms acceptable to the Company. In addition, there can be no assurance that the Company will be able to generate sufficient revenues to fund its capital requirements solely from operations. Accordingly, if debt financing is not available, the Company may be required to raise additional capital through equity offerings. In such event, there can be no assurance that the Company will be able to successfully consummate offerings of stock in order to meet such additional capital requirements.

No Assurance of Profitability
         The Company may experience operating losses as it develops additional oil and gas prospects and continues to develop its business. As a result, the Company may not be able to operate at a profit.

Risks Associated with Potential Acquisitions
         As part of management's business strategy, the Company may make acquisitions of, or significant investments in, additional oil and gas prospects and technologies. Further, the Company may also actively engage in the acquisition of companies in other diverse industries. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. Such risks include, among other things:

(i) the difficulty of assimilating the operations of the acquired prospects,
(ii) the potential disruption of the Company's ongoing business, and (iii) the diversion of resources from the Company's existing businesses, sites and technologies.
There can be no assurance the Company would be successful in overcoming these risks or any other problems encountered with such acquisitions, and management's inability to overcome such risks could have a material adverse effect on the Company's business, financial condition and results of operations.

Compliance with Securities Laws

The Company's Shares that may be used for future acquisitions will be issued in reliance upon certain exemptions from the registration requirements of the Act and other applicable state securities laws. If the sale of Shares were to fail

                                       11
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to qualify for these exemptions, the Company's acquisition plans may be disrupted and the Company may not be able to achieve its stated business goals.

Unanticipated Obstacles to Execution of the Business Plan
         The Company's business plans may change significantly, particularly if it successful in making acquisitions in industries other the oil and gas industry. As such management cannot at present accurately set forth the potential risks it may face in the future.

The Company Faces Intense Competition
         Although the Company will compete with a variety of competitors in oil and gas. Current and new competitors may be able to quickly build and market new resorts. These competitors may operate in a variety of distribution channels, including on-line commerce or direct selling.

Dependence On Key Personnel
         The Corporation's business depends to a large extent on the services of its Management Team. The loss of any Management Team member's services could have a materially adverse impact on the Company. The Company may take out a life insurance policy on each member of the management team in order to readily replace a lost asset. However, management must be able to attract qualified consultants and other personnel if it is to be successful.

"Penny Stock" Rules May Restrict The Market For The Company's Shares.
         Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

Indemnification Of Directors, Officers And Others.
         Our By-Laws may contain provisions with respect to the indemnification of our officers and directors against all expenses (including, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that the person is one of our officers or directors) incurred by an officer or director in defending any such proceeding to the maximum extent permitted by Delaware law.

                                       12
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Insofar as indemnification for liabilities arising under the Securities Act of
1933 may be permitted to directors, officers and controlling persons of our company under Delaware law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Anti-Takeover Provisions.
         We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-Laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Restrictions On Transferability Of Common Shares
          There is currently no secondary market for the Common Shares of the Company. Common Shares are only suitable for purchase as a long-term investment, and a purchaser of Common Shares offered pursuant to this offering must bear the economic risk of the investment for an indefinite period of time because of the restrictions upon the sale or other transfer of the Common Shares that are provided in the Stock Subscription Agreement. (See: "Stock Subscription Agreement")

Fiduciary Duty Of The Management
         The Management is accountable to the Corporation as fiduciaries and is required to exercise good faith and integrity in handling corporate affairs. The rights, duties and obligations of, and limitations on, the Management are set forth in the Stock Subscription Agreement. The Management has broad discretionary power, under the terms of the Stock Subscription Agreement and under applicable state law, to manage the affairs of the Corporation with the assistance, if desired, of consultants or others retained for the account of the Corporation or the Management. The Management, employees, designees or nominees may not be liable to the Corporation or the Investors for certain acts and omissions, since provision has been made in the Stock Subscription Agreement for indemnification of the Management and its principals and certain other parties, except for liability arising by reason of their gross negligence, willful misconduct or breach of fiduciary obligation.

         The cost of litigation against the Management and/or for its principals for breach of fiduciary's obligations may be prohibitively high and any judgment obtained which exceeds the Management's corporate net worth may not be collectible.

Uninsured Losses
         The Corporation may obtain comprehensive insurance, including liability, fire, and extended coverage, as is customarily obtained by business entities. Certain types of losses of a catastrophic nature, however, such as losses resulting from floods, tornadoes, thunderstorms, and earthquakes, are uninsurable or not economically insurable to the full extent of potential loss. Such "Acts of God", work stoppages, regulatory actions or other causes, could interrupt production and adversely affect the Company's business, expansion and results of operations.

                                       13
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Estimates And Projections
         Any estimates or projections in this Memorandum have been prepared on the basis of assumptions and hypotheses, which the Management believes to be reasonable. However, no assurance can be given that the potential benefits described in this Memorandum will prove to be available.

Item  3: DESCRIPTION OF PROPERTY

Other than the leases for oil and gas properties, the Company does not own any properties.

Item  4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following information table sets forth certain information regarding the Company's common stock ownership on July 31, 2004, by (1) any person (including any "group") who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group.

Name and address                  Shares Owned     Percentage
----------------                  ------------     ----------
Thomas G. Watson                    3,225,000        18.09%
Joseph Francella                    3,225,000        18.09%
Jonathan B &/or Brenda G. Reisman   3,225,000        18.09%
Pauline Solomon                     3,225,000        18.09%
Neodyne Drilling Corp               3,225,000        18.09%


Item  5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and officers of the Company are listed below with information about their respective backgrounds.

Name                         Age    Position
-------                     -----   ----------
Thomas G. Watson                    President and Director
Joseph Francella                    Executive Vice-President and Director

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Mr. Thomas G. Watson, President and Director. Mr. Watson has over 25 years experience in the Oil and Gas industry. He is the past Officer and Director of many such companies over the course of that time period. Currently he is also President of Neodyne Drilling Corp., which is a subsidiary of Dome and will act as the operating company for all wells, and Vice President of Sunnex Corp. the first company acquired by Dome. His knowledge of the oil and gas industry and his many contacts should propel the Company to the forefront of the industry.

Mr. Joseph Francella, Executive Vice-President and Director. Mr. Francella has about 10 years experience in the field of consulting to companies who desire to raise capital and eventually become trading through the public markets. His tireless work ethics, knowledge and contacts will assist the Company tremendously in their attempts to acquire companies and become public. He is an also President of Sunnex, and Vice President of Neodyne, subsidiaries of Dome. He is also currently fully employed as the CEO/President of Fibr-Plast Corp. and President of it's wholly owned operating company American Waste Management, Inc.

ENGINEER

Mr. Ronald L. Link. Mr. link is a registered petroleum engineer, specializing in the northeast oklahoma area. He further specializes in shallow production, less than 4000 feet. Mr. link has performed extensive successful work for Dome and Neodyne in the past. He was instrumental in establishing gas production in sections 15 for the Company. He also performed work in okmulgee, okfuskee, tulsa, and muskogee counties in oklahoma for the Company in the past.

GEOLOGISTS

Mr. Donald C. Donner. Mr. Donner has several degrees including a B. S. from the University of Arkansas at Fayetteville in geology. He has been involved in the oil and gas industry for over 20 years. He is also an Attorney with specialized knowledge in land, lease and contracts.

Mr. Russ Jones. Mr. Jones is an experienced and well-respected geologist. He has been involved in the oil industry since the mid 1950's. He has extensive knowledge and hands on experience in Oklahoma and the surrounding states.

Item  6: EXECUTIVE COMPENSATION

The Company currently pays no compensation to its officers and directors and has paid no compensation in any amount or of any kind to its executive officers or directors for the period through the date of this filing.

Item  7: CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

None

Item  8: DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 50,000,000 shares of common stock with a par value of $0.00005 per share. The holders of common stock
(1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders", when voting for the election or directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

                                     PART II

Item 1: MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

As of the date of this filing, there is no public market for the Company's common stock. As of September 30, 2004, all 17,826,000 of the 17,826,000 shares issued and outstanding are deemed to be "restricted securities" as defined in Rule 144 under the Securities Act. None of the Restricted shares may be sold except pursuant to a Registration Statement under the Securities Act of 1933. Thereafter, restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Dividend Policy
The Company has never paid or declared a cash dividend on its Common Stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings if any, to support future growth and expansion.

Item  2: LEGAL PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.

Item  3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

Item  4: RECENT SALES OF UNREGISTERED SECURITIES

None

Item  5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation and By-laws provide that the Company will indemnify its directors and officers to the full extent authorized or permitted under Delaware law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE
         As of September 30, 2004, Dome Holding Corp. has 17,826,000 outstanding shares of Common Stock. The 17,826,000 shares are not registered hereby, are "restricted securities" as defined under Rule 144, and may not be sold except pursuant to a Registration Statement pursuant to the Securities Act of 1933, and thereafter, subject to the provisions of Rule 144 under the Securities Act of 1933. All of the above securities are eligible for resale under Rule 144. Some control shares will only be eligible for resale after a specified period of time and under amount restrictions pursuant to such rule.

         In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:
         (i) One percent of the outstanding shares of Common Stock; or
         (ii) The average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about RTR, Inc. In addition, a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without regard to the requirements described above. RTR, Inc. is unable to estimate the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

                               Dome Holding Corp.
                              Financial Statements
                                       and
                                Auditor's Report

                                    CONTENTS

Independent auditors' report ............................................ .F-1

Balance Sheets ............................................................F-2

Statements of Operations ................................................ .F-3

Statements of Cash Flows ............................................... ..F-4

Statement of Stockholders' Equity ..................................... ...F-5

Notes to Financial Statements .......................................... ..F-6

                             PAUL V. ROSSI    CPA

                     Independent Auditors' Report

To the Board of Directors and Stockholders
Of  DOME HOLDING CORPORATION

I have examined the accompanying consolidated balance sheets of Dome Holding Corporation, a Development Stage Company, as of December 31, 2002 and December 31, 2001 and the related consolidated statements of operations, cash flows, and stockholders' equity for the years ended December 31, 2002 and December 31, 2001. Statements for previous years since the companys' inception were certified by prior accountants. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the financial position of the Dome Holding Corporation as of December 31, 2002 and December 31, 2001 and the consolidated results of its operations and cash flows for the years ended December 31, 2002 and December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the company will continue as going concern .As discussed by prior accountants the company has experienced significant losses during the development stage and has limited resources to continue in operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management plans regarding those matters have been disclosed in prior financials statements notes and are referred again her to, namely note 8 in prior financials. The financial statements do not include any adjustments that might result from this uncertainty.


Paul V. Rossi CPA
East Northport, NY 11731
August 10,2003

                            DOME HOLDING CORPORATION
                        STATEMENT OF SHAREHOLDER'S EQUITY
      For the period from inception(September 20,1990 ) to December 31,2002

                                                                                      DEFICIT ACCU
                            COMMON STOCK           COMMON STOCK          ADD'L PD       IN DEVEL
DESCRIPTION                 SHARES                 AMOUNT                CAPITAL        STAGE             TOTAL
-----------                 ------------           ------------          -------      -------------       -----
Issuance of shares
to founders                      1,000                 108                                                    108

Net Loss                                                                               -8,927              -8,927

Balance 12/31/1990               1,000                 108                             -8,927              -8,819



Balance 12/31/1999               1,000                 108                             -8,927              -8,819

10,000 to 1 stock
split                           -1,000
                            10,000,000

Sunnex converted
shares'                      1,326,000

Balance 12/31/2000          11,326,000                 108                             -8,927              -8,819

Additional shares
sold                         6,405,000
Net income                                                                              3,270               3,270

Balance 12/31/2001          17,731,000                 108                             -5,657              -5,549

Net income                                                                              1,178               1,178
                                                                                   ----------          ----------
Balance 12/31/2002          17,731,000                 108                             -4,479              -4,371
                            ==========                 ==========================================================

                            DOME HOLDING CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2002 and 2001

Note 1-Description of the Business

Dome Holding Corporation (the "company") is a development stage company formed to take advantage of opportunities in the Oil & Gas production industry. The company holds the deep rights on a 560-acre lease, which has existing producing wells. The company also intends on purchasing additional oil & gas production with cash and/or stock. To this date the company has not engaged in any significant business activities.

The statements include the consolidated results of the company and its wholly owned subsidiary, Sunnex Corporation. All significant intercompany transactions have been eliminated in consolidation.

Note 2 Summary of Significant Accounting Policies

Since inception, the company's primary focus has been on raising equity to establish its operations. The company has received only minor amounts of income from some service leases.

Cash in bank- The only cash the company has in a checking account.

Inventories- the company has no inventories

Property, Plant and Equipment- the company owns no property, plant and/or equipment, but does own the deep rights on a 560-acre producing lease. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the realizability of accounts receivable, and inventories. Actual results could differ from those estimates.

Revenue Recognition - Revenue is only recognized when cash is received from customers under service agreements. No allowance or reserves are required, as there are no accounts receivable on the company's books.

Income taxes - the company has carry forwards available to offset approximately $4500 of future income. No deferred tax asset has been recorded because the company has not established that it can be profitable in future accounting periods.

Advertising - Advertising costs, which are expensed as incurred were $1833 and $118 in fiscal years 2001 and 2002.

Litigation -the company is not aware of any outside litigation against it.

NOTE 3- EARNINGS PER SHARE

Fully diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the periods. There are no common stock equivalents at the end of either period reported on.

NOTE 4- STOCK SPLITS

On May 11, 2000 the company effected a 10,000 to 1 forward split. The existing 1000 shares were exchanged for 10,000,000 new shares.

NOTE 5- STOCKHOLDERS EQUITY

On August 17, 2000 the company converted all outstanding shares of it Sunnex subsidiary into an equivalent number of shares of Dome Holding Corporation stock. The total amount of shares exchanged was 1,326,000.

On August 1,2001 the company sold an additional 6,405,000 shares of its common stock.

NOTE 5 - ROYALTY AND LEASE INCOME

On June 15, 2000 the company's subsidiary Sunnex Corporation entered into a lease agreement on a parcel of land that it held drilling rights to. The company began reworking the existing wells in June 2001. The amounts shown as royalty and service income represent revenue from such lease agreement.

                                    PART III

Item  1: INDEX TO EXHIBITS

Attached hereto are the exhibits as required.

Item  2: DESCRIPTION OF EXHIBITS

Exhibit No.                Description of Exhibit
-----------                ----------------------
3.1                        Articles of Incorporation (1)
3.2                        By-Laws (1)
27                         Financial Data Schedule (1)

(1)      Previously filed

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Dome Holding Corp..

September 30, 2004                  By: /s/
                                        -------------------------------
                                                                 , President